Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Charlie’s Holdings, Inc.

We consent to the use in this Amendment No. 4 to the Registration Statement (No. 333-232596) of our report dated April 1, 2019 relating to the consolidated financial statements of True Drinks Holdings, Inc. (the “Company”) as of December 31, 2018 and 2017, and for the years then ended (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Squar Milner LLP

Irvine, California
February 10, 2020